May 7, 2013

Ropes & Gray LLP
Three Embarcadero Center
SAN FRANCISCO, CA 94111

VIA EDGAR

U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, DC 20549 Attention: Jim O’Connor	Colleen Bathen Meyer T +1 415 315 6366 F +1 415 315 4819 colleen.meyer@ropesgray.com

Re:
Preliminary Proxy Statement of HighMark Funds (the “Trust”) filed pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, with the U.S. Securities and Exchange Commission (the “SEC”) on April 23, 2013 (File No. 811-5059) (the “Proxy Statement”)

Dear Mr. O’Connor:

This letter responds to comments of the staff of the SEC provided by you on May 2, 2013 and reflects further discussion on May 6, 2013 regarding the Proxy Statement.  For convenience of reference, the comment has been summarized before the response.

1.           Comment:  Please revise the disclosure on page 6 of the Proxy Statement regarding the effect of broker non-votes on how votes will be counted. The disclosure in this paragraph does not appear to be correct.  There will be no broker non-votes at the meeting because the only proposal is “non-routine” under New York Stock Exchange (“NYSE”) Rule 452.  Broker non-votes exist only where a single proxy contains both “routine” and “non-routine” proposals under NYSE Rule 452.  In such a case, the brokers would physically cross out the proposals on which they do not have voting discretion, and the crossed out proposals are the broker non-votes.  If the proxy includes both a routine matter and a non-routine matter, then the shares held in street name are present for quorum purposes and the effect of not voting on the non-routine proposal depends upon whether the vote requirement for that proposal is based upon a proportion of the votes cast (no effect) or a proportion of the votes entitled to be cast (effect of a vote against).  If, as here however, the only proposal at a meeting is non-routine, there will be no broker discretionary voting on at least one proposal and, thus, there will be no broker non-votes present at the meeting.  The shares held in street name, because voting instructions have not been received on the sole proposal, cannot be executed by the broker and will be treated identically to shares held by a record holder who does not appear at the meeting in person or by proxy.  In other words, the holder of those shares is not present for purposes of a quorum and the effect on the vote on each proposal depends upon whether the vote requirement for that proposal is based upon a proportion of the votes cast (no effect) or, as here, a proportion of the votes entitled to be cast (effect of a vote against).

Response:  The Trust has revised the disclosure to read as follows:

For purposes of determining the presence of a quorum and counting votes on the matter presented, Shares of the Fund represented by abstentions will be counted as present, but not as votes cast, at the Special Meeting.  Under the Declaration of Trust, as amended, and the Amended and Restated Code of Regulations of the Trust, the affirmative vote necessary to approve the proposal may be determined with reference to a percentage of votes present at the Special Meeting, which would have the effect of treating abstentions as if they were votes against the proposal. It is the Trust’s understanding that because broker-dealers (in the absence of specific authorization from their customers) will not have discretionary authority to vote, on the single matter expected to be presented at the Special Meeting, any Shares held beneficially by their customers, there are unlikely to be any “broker non-votes” at the Special Meeting.  “Broker non-votes” would otherwise have the same effect as abstentions (that is, they would be treated as if they were votes against the proposal).

Should you have any questions, please do not hesitate to call me at (415) 315-6366 or my colleague Melissa Smit at (415) 315-2344.  Thank you for your assistance.

Very truly yours,

/s/ Colleen B. Meyer

Colleen B. Meyer

cc:           Pamela O’Donnell, HighMark Capital Management, Inc.
Ann Lau, HighMark Capital Management, Inc.
Karen Seaman, Union Bank, N.A.
John M. Loder, Ropes & Gray LLP
Gregory C. Davis, Ropes & Gray LLP
Melissa C. Smit, Ropes & Gray LLP